SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                                -----

                             SCHEDULE 13G
                            (RULE 13d-102)

        INFORMATION TO BE INCLUDED PURSUANT IN STATEMENTS FILED PURSUANT
                  TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)
                            (Amendment No. 2)1/


                       PACIFIC GATEWAY EXCHANGE, INC.
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                             (Name of Issuer)


                               COMMON STOCK
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                      (Title of Class of Securities)


                                 69432710
--------------------------------------------------------------------------------
                              (CUSIP Number)


                                   -----

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

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1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                 ---------------------------------
CUSIP No. 69432710                 13G                Page 2 of 5 Pages
------------------------------                 ---------------------------------

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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Gail E. Granton SS# ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                (b)   [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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  NUMBER OF        5    SOLE VOTING POWER                          123,842
   SHARES          -------------------------------------------------------------
 BENEFICIALLY      6    SHARED VOTING POWER                           -0-
OWNED BY EACH      -------------------------------------------------------------
  REPORTING        7    SOLE DISPOSITIVE POWER                      874,160
 PERSON WITH       -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER                       -0-
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   874,160
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   [ ]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        4.5%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 3 of 5 Pages


Item 1(a).   Name of Issuer:  PACIFIC GATEWAY EXCHANGE, INC.
             --------------
Item 1(b). Address of Issuer's Principal Executive Offices: 533 Airport Blvd., Suite 505, Burlingame, California 94010

Item 2(a).   Name of Person Filing:  Gail E. Granton.
             ---------------------
Item 2(b).   Address of Principal Business Office or, if None, Residence:
             533 Airport Blvd., Suite 505, Burlingame, California 94010

Item 2(c).   Citizenship:  United States of America.
             -----------
Item 2(d).   Title of Class of Securities:  Common Stock

Item 2(e).   CUSIP Number:  69432710
             ------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable, filed pursuant to Rule 13d-1(c)

            (a) [ ]  Broker or dealer registered under Section 15 of the Act,

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

            (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

            (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                       Page 4 of 5 Pages


Item 4. Ownership: As of December 31, 1998, Gail E. Granton beneficially owned an aggregate of 874,160 shares of Common
           Stock of the Company which represented approximately 4.5% of the outstanding shares. The shares beneficially owned by Ms. Granton include 123,842 shares issuable upon the exercise of stock options that are either currently exercisable or will become exercisable within 60 days. The shares beneficially owned by Ms. Granton also include 32,500 shares held by the Granton Foundation, a charitable trust of which she is the trustee. Ms. Granton has granted an irrevocable proxy to Howard A. Neckowitz, President and Chief Executive Officer of the Company, to vote the shares owned by Ms. Granton and the Granton Foundation.

Item 5. Ownership of Five Percent or Less of a Class: This statement is being filed to report the fact that as of the date hereof Ms. Granton has ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
           Company:  Not Applicable.

Item 8.    Identification and Classification of Members of the Group:  Not
           Applicable.

Item 9.    Notice of Dissolution of Group:  Not Applicable.
           ------------------------------

Item 10.   Certification:  Not Applicable.
           -------------

                                                       Page 5 of 5 Pages


                               SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            /s/ Gail E. Granton
Date: 2/12/99              ------------------------------------------
                            Gail E. Granton